

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

<u>Via U.S. Mail</u>
Wesley E. Fry, CEO
W270, Inc.
c/o The Corporate Place, Inc.
601 E. Charleston Street, Suite 100
Las Vegas, NV, 89104

     Re: W270, Inc.
            Registration Statement on Form S-1
            Filed August 18, 2011
            File No. 333-176388

Dear Mr. Fry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Prospectus Cover Page

1.   You indicate that the proceeds from the offering will be held in an escrow account pending completion of the offering. We note that there is no minimum number of securities that must be sold in the offering and that subscription payments are irrevocable. Please advise us, therefore, of the purpose of the escrow.

Prospectus Summary

About W270, Inc., page 4

2.   Revise your disclosure in this section and throughout the prospectus to more clearly convey to investors the nature of your proposed business and the status of your business development. Explain in greater detail the types of software and services that you intend

to acquire and/or develop. Also, disclose what you have accomplished to date, what remains to be accomplished for you to develop your business and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of business development and ultimate achievement of your business plan.

3.   You indicate in this section that your software products division will initially acquire two or more products from an established software developer. Please clarify here and throughout the prospectus whether you have had any discussions, or have any agreements in place, with an established software developer to acquire any software products. Also, provide support for your belief that your contracts will initially range in size from $10,000 to $100,000.

Risk Factors, page 6

4.   Please ensure that the subheading for each risk in this section adequately describes the risk to investors. Refer to Item 503(c) of Regulation S-K. Several of your current risk factor subheadings do not adequately describe the risk. As examples, we note the following subheadings:

- "Ability to implement and manage growth strategy;"
- "Competitive market for technical personnel"; and
- "Competition."

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or circumstances facing the company or this offering.

5.   You should avoid presenting risks that do not reflect your current operations, are not material or are generic. Given the current stage of development of your business, consider whether you should revise or remove the following risk factors:

- "Ability to implement and manage growth strategy," page 7;
- "Risks associated with rapid technological change," page 7;
- "Fluctuations in our financial results…," page 8; and
- "We have no patent protection…," page 8.

"W270 has virtually no financial resources," page 6

6.   Revise this risk factor and the liquidity section in your Management's Discussion to clearly state the amount of cash held by the company as of June 30, 2011, whether available funds will satisfy your working capital requirements for the next twelve months and include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Also, state the extent to which you are currently using funds in your operations on a monthly basis. Refer to Item 11(h) of Form S-1 and Item 303(a)(1) and (2) of Regulation S-K.

"Because we have only recently commenced business operations…", page 6

7.   Please revise this risk factor to address the uncertainties related to the development of your business. For example, address the fact that your company has not yet acquired or developed a marketable product and the risk that the company may never do so. Concisely describe the minimum timeframe and the amount of funds which you will need to acquire or develop your first product. In addition, avoid the use of language in this and other risk factors that suggests you currently have a marketable product. For example, we note the statement on page 7 that your profitability could be materially and adversely impacted if any one or more of your acquired or developed products were to experience poor operating results.

"Ability to implement and manage growth strategy," page 7

8.   Please revise this risk factor to provide support for your claims that you expect to experience growth in a relatively short period of time and that your operations are expected to grow significantly.

Reliance on referrals from outside sales force," page 7

9.   Please revise this risk factor to clarify whether you currently have any contracts, or have had any discussions, with an outside sales force.

"We intend to become subject to the periodic reporting requirements…," page 9

10.   Please revise the subheading of this risk factor to clarify that following the effective date of the registration statement, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act.

"You may have limited access to information regarding our business…," page 15

11.   You indicate in this risk factor that except during the year that your registration statement becomes effective, your reporting obligations under Section 15(d) may be automatically suspended in your sole discretion. Please remove the phrase "in our sole discretion," as the suspension of reporting obligations under Section 15(d) is automatic under certain circumstances and is not at a registrant's discretion. Please make a similar revision to the disclosure on page 36.

Use of Proceeds, page 15

12.   We note that you estimate the legal fees and expenses related to this offering to be $60,000. Please revise your disclosure to describe the legal services being provided to you that are included in this estimate. Also, you state in this section that no formal written arrangement exists with respect to anyone's commitment to loan funds to the company to cover the balance of outstanding professional and related fees. However, the

agreement between you and your legal counsel, filed as Exhibit 10.1, appears to be a formal written agreement in which your counsel has committed to lending funds to you to cover outstanding professional fees. Please revise the disclosure in this section to clarify the nature and purpose of the agreement with your counsel.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations, page 19

13.   Revise this section to provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline, and discuss each step you plan to take toward generating revenues and your anticipated funding source for each step. Disclose specific cost estimates and financing plans.

Business

Alliances with Industry Leaders, page 24

14.   Revise to disclose the basis for your expectations that you will create alliances and relationships with industry-leading product vendors, telecommunications carriers and Internet providers, and that you will team with large system's integrators and consultants on complex products for major enterprises.

Directors, Executive Officers, Promoters and Control Persons

Wesley E. Fry, page 25

15.   Please disclose the names of the contractors and subcontractors for whom Mr. Fry has worked since 2006. Refer to Rule 401(e)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 26

16.   Please revise the disclosure in this section to address Mr. Fry's involvement in certain legal proceedings for the past ten years, as required by Item 401(f) of Regulation S-K.

Description of Capital Stock, page 28

17.   This section contains two separate descriptions of your preferred stock. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Facsimile to (212) 644-6498
        Gary B. Wolff, Esq.